UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A-1

Under the Securities Exchange Act of 1934

MEEMEE MEDIA INC.

(Name of Issuer)

common stock

(Title of Class of Securities)

58513W107

(CUSIP Number)

ROBERT C. KOPPLE
10866 Wilshire Blvd., Suite 1500
Los Angeles, CA 90024
Tel: (310) 475-1444
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 5, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box. [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240-13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No………………..58513W107

1.    Name(s) of Reporting Persons:      KF BUSINESS VENTURES, LP
I.R.S. Identification Nos. of above persons:     N/A

2.    Check the Appropriate Box if a Member of a Group (See Instructions)     ______ (a)
___X__ (b)

3.    SEC Use Only

4.    Source of Funds:    WC

5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)     N/A

6.    Citizenship or Place of Organization:     California

Number of shares beneficially owned by each reporting person with:

7.    Sole Voting Power:     N/A

8.    Shared Voting Power:     21,442,000,000 common shares (fully diluted)

9.    Sole Dispositive Power:     N/A

10.     Shared Dispositive Power:     21,442,000 common shares (fully diluted)

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:
21,442,000 common shares (fully diluted)

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):     N/A)

13.     Percent of Class Represented by Amount in Row (11) 39.19% (fully diluted).

14.     Type of Reporting Person:     PN

CUSIP No………………..58513W107

1.    Name(s) of Reporting Persons:     KOPPLE FINANCIAL, INC.
I.R.S. Identification Nos. of above persons:     N/A

2.    Check the Appropriate Box if a Member of a Group (See Instructions)     ______ (a)
___X__ (b)

3.    SEC Use Only

4.    Source of Funds:     WC

5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)     N/A

6.    Citizenship or Place of Organization:    California

Number of shares beneficially owned by each reporting person with:

7.    Sole Voting Power:     N/A

8.    Shared Voting Power:     21,442,000 common shares (fully diluted)

9.    Sole Dispositive Power:     N/A

10.     Shared Dispositive Power:     21,442,000 common shares (fully diluted)

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:
21,442,000 common shares (fully diluted)

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):     N/A)

13.     Percent of Class Represented by Amount in Row (11) 39.19% (fully diluted).

14.     Type of Reporting Person:     PN

CUSIP No………………..58513W107

1.    Name(s) of Reporting Persons:     ROBERT C. KOPPLE
I.R.S. Identification Nos. of above persons:     N/A

2.    Check the Appropriate Box if a Member of a Group (See Instructions)     ______ (a)
___X__ (b)

3.    SEC Use Only

4.    Source of Funds:     WC

5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)     N/A

6.    Citizenship or Place of Organization:     USA

Number of shares beneficially owned by each reporting person with:

7.    Sole Voting Power:     623,985

8.    Shared Voting Power:     21,442,000 common shares (fully diluted)

9.    Sole Dispositive Power:     623,985

10.     Shared Dispositive Power:     21,442,000 common shares (fully diluted)

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:
22,065,985 common shares (fully diluted)

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):     N/A)

13.     Percent of Class Represented by Amount in Row (11) 40.33% (fully diluted).

14.     Type of Reporting Person:     IN

CUSIP No………………..58513W107

ITEM 1.  SECURITY AND ISSUER

This statement on Schedule 13D relates to the shares of Common Stock, par value $0.001 per share (the "Common Stock"), of MEEMEE MEDIA INC. (the "Company").  The Company's principal executive offices are located at 6630 W. Sunset Blvd., Los Angeles, CA 90027.

ITEM 2.  IDENTITY AND BACKGROUND

(a)	This statement is filed by:
(i)	KF Business Ventures, LP, a California limited Partnership ("KFBV");
(ii)	Kopple Financial, Inc., a California corporation, as the sole general partner of KFBV;
(iii)	Robert C. Kopple, an individual, as sole trustee if the E.L. II Properties Trust Dated 7/1/1983 and as sole executive officer and sole director of Kopple Financial.

Each of the foregoing may be referred to individually in this information statement as a "Reporting Person", and collectively as the "Reporting Persons".

(b)	The principal address for each of the Reporting Persons is: 10866 Wilshire Blvd., Suite 1500, Los Angeles, CA 90024.
(c)
The principal business of KFBV and Kopple Financial is investing in business securities.  Mr. Kopple's principal occupation is an attorney with the law firm of Kopple & Klinger, LLP, at the business address identified under Item 2(b) of this information statement.

(d)	No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities law or finding any violation with respect to such laws.

(f)	Each of KFBV and Kopple Financial were formed under the laws of the State of California. Mr. Kopple is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

$1,000,000 Loan from KFBV to Issuer

On March 5, 2015, the Issuer and the Reporting Persons entered into an amendment (the "Second Amendment") to the Secured Promissory Note of February 3, 2014 (the "Note") and issued to KFBV additional warrants (the "March 2015 Warrants") for the purchase of up to 2,000,000 shares of the Issuer's common stock as partial consideration for additional amendments to the terms of the Note. The Second Amendment to the Note also included a conversion feature permitting KFBV to convert the outstanding principal and all interest due and owing under the Note into common stock of the Issuer at a conversion price of $0.10 per common share (the "Convertible Note").

The funds loaned by KFBV to the Issuer under the Note were from KFBV's own working capital.

CUSIP No………………..58513W107

Open Market Share Purchases

Between February 10, 2015 and February 27, 2015, E. L. II Properties Trust Dated 7/1/1983 (the "Trust") purchased an aggregate of 73,985 shares of the Issuer's common stock in open market purchases for an aggregate price of $4,549.  Mr. Kopple has sole voting power and sole dispositive power over the shares held by the Trust.  These purchases were made using the Trust's own working capital.

ITEM 4.  PURPOSE OF TRANSACTION

The securities beneficially owned by the Reporting Persons were acquired for investment purposes.

The Reporting Persons may, in the future, exercise the warrants and convertible debenture held by them. In addition, the Reporting Persons may, from time to time, acquire additional securities of the Issuer and retain or sell all or a portion of the Issuer's securities held by the Reporting Persons in open market transactions or in privately negotiated transactions.

As of the date hereof, and except as otherwise disclosed above, the Reporting Persons do not have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer's business or corporate structure;

(g)	changes in the Issuer's Articles of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

CUSIP No………………..58513W107

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)	Aggregate Beneficial Ownership:

As of the date of this Report, the Reporting Person beneficially owned the following securities of the Issuer:

Name	Title of Security	Amount	Percentage of Shares of Common Stock*
KF Business Ventures, LP	Common Stock	21,442,000 (1)	39.19%
Kopple Financial, Inc.	Common Stock	21,442,000 (1)	39.19%
Robert C. Kopple	Common Stock	22,065,985 (2)	40.33%

*
Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Schedule 13D Statement. As of March 5, 2015, the Issuer had 33,375,000 shares of common stock, issued and outstanding.

(1)
KFBV is the direct beneficial owner of 21,442,000 shares of the Issuer's common stock (fully diluted). Kopple Financial, as the sole general partner of KFBV, and Mr. Kopple, as the sole executive officer and sole director of Kopple Financial, are the indirect beneficial owners of the securities of the Issuer held directly by KFBV, with shared voting and dispositive power over those securities.  The shares of the Issuer listed as beneficially owned by KFBV consist of (i) 100,000 shares of the Issuer's common stock held directly by KFBV; (ii) warrants to purchase up to 3,000,000 shares of the Issuer's common stock at a price of $0.10 per share, expiring February 3, 2019; (iii) warrants to purchase up to 5,000,000 shares of the Issuer's common stock at a price of $0.10 per share, expiring October 9, 2019; (iv) warrants to purchase up to 2,000,000 shares of the Issuer's common stock at a price of $0.10 per share, expiring March 5, 2020; and (v) a Convertible Note granting KFBV the option to convert all or a portion of the outstanding principal and interest due and owing under the $1,000,000 Note into common stock of the Issuer at a conversion price of $0.10 per common share.

(2)
The shares of the Issuer listed as beneficially owned by Mr. Kopple include (i) the shares beneficially owned by KFBV and (ii) 623,985 shares beneficially owned by Mr. Kopple as trustee for the E.L. II Properties Trust Dated 7/1/1983, over which Mr. Kopple as sole voting and sole dispositive power.

CUSIP No………………..58513W107

(b)	Power to Vote and Dispose of the Issuer Shares:

Kopple Financial, as the sole general partner of KFBV, and Mr. Kopple, as the sole executive officer and sole director of Kopple Financial, may be deemed to share voting and dispositive power with respect to all of the securities of the Issuer beneficially owned by KFBV.

(c)	Transactions Effected During the Past 60 Days:

The information required by this Item 5(c) is provided in Items 3 and 4 of this information statement.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

No person has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the Shares other than the Reporting Persons.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information required by this Item 6 is provided in Items 3 and 7 of this information statement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1.	Second Amendment to Secured Promissory Note between the Issuer and KF Business Ventures, LP dated March 5, 2015 (1)

(1)   Filed as an exhibit to the Issuer's Current Report on Form 8-K filed with the SEC on March 7, 2015.

CUSIP No………………..58513W107

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2015.

KF BUSINESS VENTURES, LP, a California limited partnership

By: Kopple Financial, Inc.
Its: General Partner

By: /s/ Robert C. Kopple
Robert C. Kopple, President

KOPPLE FINANCIAL, INC., a California corporation

By: /s/ Robert C. Kopple
Robert C. Kopple, President

By: /s/ Robert C. Kopple